ORIENTAL FINANCIAL SERVICES LLC
(A Wholly Owned Subsidiary of OFG Bancorp)

Financial Statements and Supplementary Schedules

December 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

ORIENTAL FINANCIAL SERVICES LLC

(A Wholly Owned Subsidiary of OFG Bancorp)

December 31, 2019

Table of Contents

	Page
Annual Audited Report Oath or Affirmation (Form X-17A-5 Part III)	1-2
Report of Independent Registered Public Accounting Firm	3-4
Financial Statements	
Statement of Financial Condition	5
Statement of Operations	6
Statement of Changes in Member's Equity	7
Statement of Cash Flows	8
Notes to the Financial Statements	9-20
Supplementary Information	
Schedule I – Computation of Net Capital under Rule 15c3-1	21
Schedule II – Computation for the Determination of Reserve Requirements and	
Information Relating to Possession or Control Requirements under Rule 15c3-3	22
Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)	23

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44516

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oriental Financial Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Oriental Center Munoz Rivera #254

(No. and Street)

San Juan	Puerto Rico	00918-1900
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP

(Name – if individual. state last. first. middle name)

250 Munoz Rivera Avenue	Suite 1100 San Juan	Puerto Rico	00918
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

  

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glenda Liz Munoz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oriental Financial Services LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Affidavit No. 1693
Sworn and subscribed before me by Glenda Liz Muñoz Galarza a/k/a Glenda Liz Muñoz, of legal age, single, employee and resident of Guaynabo, Puerto Rico in her capacity as Operations Manager of Oriental Financial Services LLC, to me personally known. In San Juan, Puerto Rico this March 2, 2020.

Signature

Operations Manager & Supervisory Principal

Title

Nilda M. Vazquez Rodriguez

Notary Public

NILDA M. VAZQUEZ RODRIGUEZ ABOGADA-NOTARIO

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECIBO
Sello
18-A10151241
Affidavit 1693
10/04/2018
$5.00
Sello de Asistencia Legal
00279-2018-1004-49126325
NILDA M. VAZQUEZ RODRIGUEZ ABOGADA-NOTARIO



KPMG LLP
American International Plaza
Suite 1100
250 Munoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
Oriental Financial Services LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Oriental Financial Services LLC (the Company) as of December 31, 2019, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2005.

San Juan, Puerto Rico
March 2, 2020

License No. 21
Expires December 1, 2022



2

ORIENTAL FINANCIAL SERVICES LLC
(A Wholly Owned Subsidiary of OFG Bancorp)

Statement of Financial Condition

December 31, 2019

Assets

Cash and cash equivalents	$	7,053,031
Deposit with clearing organization		150,000
Trading securities owned – at fair value		36,708
Receivables from broker-dealers and others		702,877
Deferred tax asset, net		4,517,610
Due from affiliates		15,361
Property and equipment, net		54,007
Right of use asset		423,516
Prepaid expenses and other assets		488,827
Total assets	$	13,441,937

Liabilities

Accounts payable and accrued expenses	$	6,730,151
Total liabilities		6,730,151
Member's equity:		
Member's capital		12,631,263
Accumulated deficit		(5,919,477)
Total member's equity		6,711,786
Total liabilities and member's equity	$	13,441,937

See accompanying notes to financial statements.

ORIENTAL FINANCIAL SERVICES LLC
(A Wholly Owned Subsidiary of OFG Bancorp)

Statement of Operations

Year ended December 31, 2019

Revenue:		
Commissions	$	1,760,153
Trading gains, net		88,153
Revenue from sale of investment company shares		1,639,968
Investment management fees		3,463,910
Other income		1,030,659
Total revenue		7,982,843
Expenses:		
Employee compensation and benefits		2,928,864
Management and service fees		353,847
Clearing broker fees		466,497
Claims and settlements		4,518,539
Occupancy and equipment		51,838
Wrap fees		457,035
Professional services		1,310,091
Advertising and promotion		(6,689)
Taxes, other than payroll and income taxes		135,942
Communications		37,976
Other		381,414
Total expenses		10,635,354
Loss before income tax benefit		(2,652,511)
Income tax benefit		(1,000,059)
Net loss	$	(1,652,452)

See accompanying notes to financial statements.

ORIENTAL FINANCIAL SERVICES LLC
(A Wholly Owned Subsidiary of OFG Bancorp)

Statement of Changes in Member's Equity

Year ended December 31, 2019

Member's capital:	
Balance at beginning of year	9,113,519
Group allocation of equity-based compensation	17,744
Holding Capital Contribution	3,500,000
Balance at end of year	12,631,263
Accumulated deficit:	
Balance at beginning of year	(4,267,025)
Net loss	(1,652,452)
Balance at end of year	(5,919,477)
Total member's equity	$ 6,711,786

See accompanying notes to financial statements.

ORIENTAL FINANCIAL SERVICES LLC
(A Wholly Owned Subsidiary of OFG Bancorp)

Statement of Cash Flows

Year ended December 31, 2019

Cash flows from operating activities:		
Net loss	$	(1,652,452)
Adjustments to reconcile net loss to net cash used in operating activities:		
Deferred income tax benefit		(1,001,280)
Stock-based compensation		17,744
Depreciation and amortization		33,123
Bad debt expense		11,201
Unrealized gains in trading assets, net		323,032
Changes in operating assets and liabilities:		
Receivables from clearing broker-dealer and others		(97,072)
Prepaid expenses and other assets		2,319
Due from affiliates		(15,361)
Due to affiliates		(15,775)
Accounts payable and accrued expenses		831,638
Net cash used in operating activities		(1,562,883)
Cash flows from financing activities:		
Holding company capital contribution	$	3,500,000
Net cash provided by financing activities		3,500,000
Net increase in cash and cash equivalents		1,937,117
Cash and cash equivalents– beginning of year		5,265,914
Cash and cash equivalents – end of year	$	7,203,031

See accompanying notes to financial statements.

ORIENTAL FINANCIAL SERVICES LLC

(A Wholly Owned Subsidiary of OFG Bancorp)

Notes to Financial Statements

December 31, 2019

(1) Organization and Summary of Significant Accounting Policies

Organization and Description of Business

ORIENTAL FINANCIAL SERVICES LLC (the Company) is a limited liability company organized under the laws of the Commonwealth of Puerto Rico converted from a corporation to a limited liability company (LLC) on December 30, 2019 and is a wholly owned subsidiary of OFG Bancorp (OFG) and is incorporated under the laws of the Commonwealth of Puerto Rico. The Company is engaged in brokerage, underwriter syndicate and offerings, and investment advisory services in Puerto Rico and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation. The Company is approved as a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and does not carry customer accounts; accordingly, it is exempt from the Customer Protection Rule (Securities and Exchange Commission (SEC) Rule 15c3-3) pursuant to Provision K(2)(ii) of such rule.

The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles (GAAP). The following is a summary of the Company's most significant accounting policies:

(a) Basis of Presentation

The financial statements of the Company are prepared for the purpose of complying with statutory requirements of the Commonwealth of Puerto Rico, the SEC, and FINRA.

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies in the statement of financial condition and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the valuation of deferred tax assets, receivables from broker-dealers and others, securities owned and accruals for claims and settlements.

(c) Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities owned are carried at fair value and the changes in fair value are included in determination of income (loss) for the reporting period.

(d) Revenue Recognition

Revenue is recognized when (or as) the performance obligation is satisfied by transferring control of a promised good or service to a customer, either at a point in time or over time. Where a performance obligation is satisfied over time, the related revenue is also recognized over time.

7

- Commissions represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products like mutual funds, ETF, etc. Commissions from sale of investments, revenue from sale of investment company shares and all other securities amounted to $3.4 million are collected once the stand-alone transaction was completed at trade date. Fees do not cover future services, as a result there is no need to allocate the amount received to any other service.

- Managed accounts fees of $1.7 million represent fees charged to advisors' clients' accounts on the Company corporate advisory platform are included in investment management fees in the accompanying statement of operations. Fees depends on the investment strategy approved by the client. Fees are received quarterly and are recognized as revenue during the related quarter as they relate specifically to the services provided in that period.

- Revenues from transactions related to mutual funds of $1.7 million for providing distribution services and trailer fees (also known as 12-b1 fees) are included in investment management fees in the accompanying statement of operations. These fees are considered variable as this fee is based on the investment balance of the funds. The variable consideration is considered constrained since it is highly susceptible to factors outside the Company's control. Fees are received monthly and are recognized as revenue at the time the fee constrains have been resolved. Fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods. The Company enters into agreements with managed account or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof.

- Custody and/or record keeping revenue of $422 thousand consists of inactive annual fees which are disclosed to the customer in an activity statement and are included in other income in the accompanying statement of operations. Fees are collected based on existing inactive account balances. Fees do not cover future services, as a result there is no need to allocate the amount received to any other service.

The Company believes that the performance obligation of these activities is satisfied at the point in time the associated service is fulfilled, because that is when the underlying financial instrument of purchaser is identified, the pricing is agreed upon the risks and rewards of ownership have been transferred to/from the customer.

(e) **Going Concern**

The Company's financial statements are prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of obligations in the normal course of business. However, the Company has generated losses for the last three years and currently has an accumulated deficit of $5.9 million. To address this financial position, the Company has obtained a commitment letter from OFG which indicates it will fund the Company's obligations through at least March 3, 2021.

(f) Property and Equipment

Property and equipment are stated at amortized cost. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful lives of the assets, which range from five to ten years. Depreciation on equipment is calculated on the straight-line method over the estimated useful lives of the assets, which range from three to five years. Total depreciation and amortization for the year ended December 31, 2019 amounted to $33,123.

(g) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(h) Accounting for Transfers of Financial Assets and Extinguishments of Liabilities

The Company recognizes the financial assets it controls and the liabilities it has incurred. At the same time, it derecognizes financial assets when control has been surrendered and liabilities when they are extinguished.

(i) Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(j) Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

At December 31, 2019, the assets and liabilities recorded at amounts that approximate fair value includes cash, deposits with clearing organization, money market funds, receivables from broker-dealers and others, accounts payable and accrued expenses. The fair values of these financial instruments represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. These financial instruments have been valued at the carrying amounts reflected in the statement of financial condition, as these are reasonable estimates of fair value given the short-term nature of the instruments.

(k) Group of Related Entities

The Internal Revenue Code for a New Puerto Rico (the 2011 Code) requires that entities exceeding a predefined volume of business issue audited financial statements for filing with local taxing authorities. This predefined volume of business is determined in a "controlled group" basis, as defined in the 2011 Code. The following related entities, as defined by the 2011 Code, are engaged in active trade or business within Puerto Rico:

Oriental Bank,

Oriental International Bank, Inc.

Oriental Insurance LLC, and

OFG Bancorp

(l) Subsequent events

The Company has evaluated the impact of subsequent events through March 2, 2020 which is the date these financial statements were issued. There were no items that required disclosure in the financial statements.

(m) Commitments and Contingencies

Liabilities for loss contingencies, arising from claims, assessments, litigations, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(n) Lessee Accounting

Right of use assets and lease liabilities are recognized at the commencement of an arrangement where it is determined at inception that a lease exists. Lease assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. These assets and liabilities are initially recognized based on the present value of lease payments over the lease term calculated using our incremental borrowing rate. Lease terms include options to extend or terminate the lease when it is reasonably certain that those options will be exercised. The right-of-use asset is measured at the amount of the lease liability adjusted for the remaining balance of any lease incentives received, any cumulative prepaid or accrued rent if the lease

payments are uneven throughout the lease term, any unamortized initial direct costs, and any impairment of the right-of-use-asset.

Operating lease expense consists of a single lease cost calculated so that the remaining cost of the lease is allocated over the remaining lease term on a straight-line basis, and any impairment of the right-of-use asset. Variable lease payments are generally expensed as incurred and include certain nonlease components, such as maintenance and other services provided by the lessor, and other charges included in the lease. The Company does not have any lease with an initial term of 12 months or less, but if any, it will not be recorded on the balance sheet, and the expense for this short-term lease and for operating lease will be recognized on a straight-line basis over the lease term.

The Company's lease does not contain residual value guarantees or material variable lease payments. The Company's lease was classified as operating lease.

(o)   ***New Accounting Updates Adopted During the Current Year***

Leases. In February 2016, the FASB issued ASU No. 2016-02 (Topic 842), the FASB issued ASU No. 2016-02, under the new guidance, lessees are required to recognize the following for all leases (with the exception of short-term leases): 1) a lease liability, which is the present value of a lessee's obligation to make lease payments, and 2) a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. All entities will classify leases to determine how to recognize lease-related revenue and expense. Quantitative and qualitative disclosures are required by lessees and lessors to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The intention is to require enough information to supplement the amounts recorded in the financial statements so that users can understand more about the nature of an entity's leasing activities. All entities are required to use a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. As the Company elected the transition option provided in ASU No. 2018-11 (see below), the modified retrospective approach was applied on January 1, 2019 (as opposed to January 1, 2017). The Company also elected certain relief options offered in ASU 2016-02 including the package of practical expedients and the option not to recognize right-of-use assets and lease liabilities that arise from short-term leases (i.e., leases with terms of twelve months or less) if any. The Company has a lease in which the Company is the lessee of office space. The new guidance requires this lease agreement to be recognized on the statement of financial condition as a right-of-use asset with a corresponding lease liability. The new guidance did not have a material impact on the statement of operations or the statement of cash flows.

Leases - Targeted Improvements. In July 2018, the FASB issued ASU No. 2018-11 to provide entities with relief from the costs of implementing certain aspects of the new leasing standard, ASU No. 2016-02. Specifically, under the amendments in ASU 2018-11: (1) entities may elect not to recast the comparative periods presented when transitioning to the new leasing standard, and (2) lessors may elect not to separate lease and non-lease components when certain conditions are met. The amendments have the same effective date as ASU 2016-02 (January 1, 2019 for the Company). The Company adopted ASU 2018-11 on its required effective date of January 1, 2019 and elected both transition options mentioned above. ASU 2018-11 did not have a material impact on the Company's financial statements.

(2)   Cash, Money Market Fund, and Deposits with Clearing Organization

Cash and highly liquid investments balances at December 31, 2019 are as follow:

Cash	$	428,118
Deposits with clearing organization - restricted		150,000
Money market fund		6,624,913
	$	7,203,031

(3)   Securities Owned

The following table sets forth the Company's securities owned recorded at fair value as of December 31, 2019:

Other Puerto Rico securities - mutual funds		36,708
	$	36,708

The following table presents the classification in the fair value hierarchy of securities that are measured at fair value on a recurring basis:

	Fair value measurement at reporting date using			
	December 31, 2019	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Other Puerto Rico securities - mutual funds $	36,708	-	36,708	-
Money market fund	6,624,913	6,624,913	-	-
$	6,661,621	6,624,913	36,708	-

The Company's accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1, Level 2, or Level 3 during the year ended December 31, 2019.

(4)   Receivables from and Payables to Brokerage Clients

Receivables from broker-dealers and others include amounts arising from normal cash transactions and fees receivable. The amount receivable from broker-dealers and others as of December 31, 2019 is as follows:

Broker-dealer commissions	$	628,209
Open transactions with clearing broker		520,676
Accrued income		182,202
Allowance for doubtful accounts		(628,210)
	$	702,877

(5)   Prepaid Expenses and Other Assets

Prepaid expenses and other assets at December 31, 2019 consist of the following:

Prepaid retainer bonuses	$	46,484
Prepaid income taxes		272,423
Prepaid municipal taxes		52,078
Prepaid others		50,942
Other assets		66,900
	$	488,827

(6)   Property and Equipment

Property and equipment at December 31, 2019 consist of the following:

	Estimated useful lives (in years)		
Leasehold improvements	5-10	$	338,681
Furniture, fixtures, and equipment	3-5		106,333
Computer and communication equipment	3		12,696
Total			457,710
Less accumulated depreciation and amortization			(403,704)
Total		$	54,006

(7)   Clearing Agreement

The Company has a clearing agreement (the Agreement) with Pershing LLC (Pershing). Pershing is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the SEC. Under the terms of the Agreement, Pershing clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Agreement states that the Company will assume customer obligations if a customer of the Company defaults. Also, under the terms of the Agreement, the Company is required to maintain a minimum deposit with Pershing at all times. This deposit amounted to $150,000 as of December 31, 2019.

(8)   Transactions with Affiliated Companies

The Company receives technical, operational, and consulting services from Oriental Bank (the Bank), a related party, for which it is charged management and service fees. For the year ended December 31, 2019, the Company was charged $353,847 by the Bank for these services. In addition, the Company is also charged by the Bank for the use of facilities and equipment, and for occupancy, which amounted in 2019 to $45,347 and $236,375, respectively, and are included in occupancy and equipment expenses in the statement of operations. In order to prevent non-compliance of the Bank with Regulation W, the Company prepays on a monthly basis an estimated amount for these services.

On May 24, 2018, the Company and Oriental Insurance, LLC, amended their Networking Agreement, which was approved by the Puerto Rico Commissioner of Financial Institutions on May 30, 2018, stating that Oriental Insurance is authorized to sell variable contracts, and all securities services provided in connection with such sales will be provided by Oriental Insurance, LLC through persons who are registered representatives of the Company. As a result of such agreement, the Company earned $85,774 in 2019 from Oriental Insurance, LLC which is included in other income in the statement of operations.

The Company's employees participate in OFG's equity-based compensation plans. During the year ended December 31, 2019, OFG allocated stock compensation expense of $17,744 to the Company. OFG follows the fair value method of recording stock-based compensation.

The Company also maintains an operating cash account with the Bank amounting to $428,118 as of December 31, 2019, included in cash and cash equivalents in the statement of financial condition.

The Company also incurred professional services amounting to $109,213 from a related party.

(9) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed the 15.00 to 1.00. At December 31, 2019, the Company had net capital of $830,956, which is $410,513 in excess of its required net capital of $420,443. The Company's ratio of aggregate indebtedness to net capital at December 31, 2019 is 7.59 to 1.00.

(10) Income Taxes

The Company is subject to the dispositions of the 2011 Internal Revenue Code of the New Puerto Rico, as amended (the Code). Among others, the Code imposes a maximum corporate tax rate of 37.5% for 2019. On December 10, 2018, the Puerto Rico government enacted Act 257-2018 introducing several amendments to the Puerto Rico Code including a reduction of the maximum corporate income tax rate to 37.5%, from 39%, and an increase in net operating loss deduction to 90% of taxable income.

Under Puerto Rico law, all companies are treated as separate taxable entities and are not entitled to file consolidated tax returns. The Company and its subsidiaries are subject to Puerto Rico regular income tax or Alternative Minimum Tax ("AMT") on income earned from all sources. The AMT is payable if it exceeds regular income tax. The excess of AMT over regular income tax paid in any one year may be used to offset regular income tax in future years, subject to certain limitations.

The components of income tax expense (benefit) for the year ended December 31, 2019 are as follows:

Current income tax expense	$	1,221
Deferred income tax benefit		(1,001,280)
	$	(1,000,059)

The Company's income tax benefit differs from amounts computed by applying the applicable statutory rate to loss before income taxes as follows for the year ended December 31, 2019:

	Amount	Rate
Tax benefit at statutory rate	$ (994,692)	37.50%
Non-deductible items	11,004	-0.41%
Exempt income	9,259	-0.35%
Progressive tax rate	(10,299)	0.39%
True ups	(14,609)	0.55%
Other	(722)	0.20%
Income tax benefit	$ (1,000,059)	37.88%

The components of the Company's deferred tax assets at December 31, 2019 are as follows:

Deferred tax assets:	
Alternative Minimum Tax	$ 153,650
Claims and settlements	2,133,452
Unrealized loss	54,396
Net Operating Losses	1,854,123
Reserve for doubtful accounts	235,578
Other items	86,411
Total deferred tax asset	$ 4,517,610

Net operating losses were generated during the years 2012, 2018, and 2019 these have a remaining expiration period of 4 years, 8 years and 9 years, respectively. The Company's available net operating losses by year at December 31, 2019 are as follows:

Net operating losses:

Entity	Year of the Loss	Loss Amount	Available Amount	Expiration Date
Banco Bilvao Vizcaya de Puerto Rico	12/31/2012	$489,139	$489,139	2024
The Company	12/31/2018	$2,633,361	$2,633,361	2028
The Company	12/31/2019	$1,821,829	$1,821,829	2029
			$4,944,329	

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or the entire deferred tax asset will not be realized. The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Based on the assessment of positive and negative evidence and upon the projections for future taxable income over the periods in which the deferred tax assets are expected to reverse, management believes it is more likely than not that the Company will realize the benefits of these deductible differences at December 31, 2019. The positive evidence considered by management includes: a strong core-earnings history, the fact that recent losses are related to the provision of claims and settlements which is expected to be temporary in nature, and a lengthy net operating loss expiration period, among others. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced if there is an adverse development in the provision of claims and settlements.

The Company follows a two-step approach for recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation process, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. As of December 31, 2019, the Company had recorded a liability of $12 thousand for uncertain tax positions.

The Company is potentially subject to income tax audits in the Commonwealth of Puerto Rico for taxable years 2015 to 2018, until the applicable statute of limitations expires. Tax audits by their nature are often complex and can require several years to complete.

(11) Contingencies

The Company's ordinary course of business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The Company is subject to examinations from its regulators. Such examinations could result in fines and penalties against the Company.

The volatility in prices and decline in value that Puerto Rico municipal bonds and closed-end investment companies that invest primarily in Puerto Rico municipal bonds have experienced since 2013 have led to regulatory inquiries, customer complaints and arbitrations for most broker-dealers in Puerto Rico, including the Company.

The Company has received customer complaints and is named as a respondent in arbitration proceedings. An adverse result in the matters described above could materially and adversely affect the Company. It is the view of management that the Company has meritorious defenses to the claims asserted.

On at least a quarterly basis, the Company assesses its liabilities and contingencies in connection with outstanding legal proceedings utilizing the latest information available. For matters where it is probable that the Company will incur a loss and the amount can be reasonably estimated, the Company establishes an accrual for the estimated loss. Once established, the accrual is adjusted on at least a quarterly basis as appropriate to reflect any relevant developments. At December 31, 2019 the Company had $5,689,205 related to claims and settlements, which is included in accounts payable and accrued expenses in the statement of financial condition. For matters where a material loss is not probable or the amount of the loss cannot be estimated, no accrual is established.

Any estimate involves judgment, given the varying stages of the claims and proceedings (including the fact that many of them are currently in preliminary stages), the numerous unresolved issues in many proceedings, and the inherent uncertainty of the various potential outcomes of such proceedings. Accordingly, management's estimate will change from time-to-time, and actual losses may be more or less than the current estimate.

While the final outcome of legal proceedings is inherently uncertain, based on information currently available and advice of legal counsel, management believes that the amount it has already accrued is adequate and any incremental liability arising from the Company's legal proceedings related to complaints for which a loss can currently be estimated will not have an adverse material effect on the Company's financial position as a whole. However, in the event of unexpected future developments, it is possible that the ultimate resolution of these matters, including complaints for which a loss cannot be currently estimated, if unfavorable, may be material to the Company's financial position in a particular period.

(12) Operating Leases

The Company is the lessee to office space with terms extending through 2021 with an affiliate. The lease is classified as an operating lease, and therefore, was previously not recognized on the Company's statement of financial condition. With the adoption of Topic 842, operating lease agreements are required to be recognized on the statement of financial condition as a right-of-use asset and a corresponding lease liability.

Operating Lease Cost

	Year Ended December 31, 2019	Statement of Operations
Lease costs	$ 236,375	Occupancy and equipment
Total lease cost	$ 236,375	

Rent expense for the year ended December 31, 2018, prior to adoption of Topic 842, was $686,242.

Operating Lease Assets and Liabilities

	December 31, 2019 (In thousands)	Statement of Financial Condition Classification
Right-of-use assets	$ 423,516	Operating lease right-of-use assets
Lease Liabilities	$ 423,516	Accounts payable and accrued expenses

	December 31, 2019 (In thousands)
Weighted-average remaining lease term	2 years
Weighted-average discount rate	7.5%

Future minimum payments for operating leases with initial or remaining terms of one year of more as of December 31, 2019 were as follows:

Year Ending December 31,		Minimum Rent (In thousands)
2020	$	236,375
2021		216,677
Total lease payments	$	453,052
Less imputed interest		29,536
Present value of lease liabilities	$	423,516

Future minimum payments for operating leases with initial or remaining terms of one year of more as of December 31, 2018 were as follows:

Year Ending December 31,		Minimum Rent (In thousands)
2019	$	236,375
2020		236,375
2021		216,677
Total lease payments	$	689,427

ORIENTAL FINANCIAL SERVICES LLC
(A Wholly Owned Subsidiary of OFG Bancorp)

Computation of Net Capital Pursuant to Rule 15c3-1

Under the Securities Exchange Act of 1934

December 31, 2019

Computation of Net Capital

Total member's equity from the statement of financial condition	$	6,711,786
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		6,711,786
Total capital and allowable subordinated liabilities		6,711,786
Deductions and/or charges:		
Total nonallowable assets		5,701,612
		(5,701,612)
Other additions and/or allowable credits		-
Net capital before haircuts on securities positions		1,010,174
Haircuts on securities:		
Other		179,218
		179,218
Net capital	$	830,956

Computation of Basic Net Capital Requirement

Minimum net capital required (based on aggregate indebtedness) (15 to 1 ratio)	$	420,443
Minimum dollar requirement		250,000
Net capital requirement (greater of two amounts above)		420,443
Net capital		830,956
Excess net capital		410,513
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	200,293

Note: There are no material difference between the Computation of Net Capital as of
December 31, 2019 under Rule 15c3-1 included above and the computation included
in the FOCUS Report, Part II-A filed on March 2, 2020.

ORIENTAL FINANCIAL SERVICES LLC

(A Wholly Owned Subsidiary of OFG Bancorp)

Computation of Net Capital Pursuant to Rule 15c3-1

Under the Securities Exchange Act of 1934

December 31, 2019

Computation of Aggregate Indebtedness

Aggregate indebtedness from statement of financial condition	$	6,730,151
Less: lease liabilities		423,513
Total aggregate indebtedness	$	6,306,635
Ratio – aggregate indebtedness to net capital		7.59 to 1.00

Schedule of Nonallowable Assets

Receivables from broker-dealers and others, net	$	202,291
Prepaid expenses and other assets		488,827
Deferred tax assets		4,517,610
Property and equipment		54,007
Due from affiliates		15,361
Right of use assets		423,516
Total nonallowable assets	$	5,701,612

See accompanying report of independent registered public accounting firm.

ORIENTAL FINANCIAL SERVICES LLC
(A Wholly Owned Subsidiary of OFG Bancorp)

Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements for
Brokers and Dealers Pursuant to Rule 15c3-3
Under the Securities Exchange Act of 1934

Year ended December 31, 2019

The Company has a clearing agreement (the Agreement) with Pershing LLC (Pershing). Under the terms of the Agreement, Pershing LLC clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. In management's opinion, the Company has complied with the exemptive provisions under Rule 15c3-3(k)(2)(ii) for the year ended December 31, 2019.

See accompanying report of independent registered public accounting firm.



KPMG LLP
American International Plaza
Suite 1100
250 Munoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm

The Member and Board of Directors
Oriental Financial Services LLC:

We have reviewed management's statements, included in the accompanying Exemption Report (the Exemption Report), in which (1) Oriental Financial Services LLC (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2019 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

San Juan, Puerto Rico
March 2, 2020

License No. 21
Expires December 1, 2022





KPMG LLP
American International Plaza
Suite 1100
250 Munoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Member and Board of Directors
Oriental Financial Services LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019, which were agreed to by Oriental Financial Services LLC (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences;

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

San Juan, Puerto Rico
March 2, 2020

License No. 21
Expires December 1, 2022



Oriental
WEALTH MANAGEMENT

Exemption Report

Oriental Financial Services LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be maintained by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5 (d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) for the period from January 1, 2019 to December 31, 2019. The Company does not hold customer funds or safe keep customer securities.

(2) The Company met the identified exemption provisions throughout the most recent fiscal year from January 1, 2019 to December 31, 2019 without exception.

Oriental Financial Services LLC

I, Glenda Liz Munoz, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: Operations Manager

March 2, 2020